Exhibit 1

Dear Shareholders,

BACKGROUND INFORMATION

The Board of Directors of Gentium S.p.A., an Italian joint-stock corporation (the “Company”) has elected to convene the first call for an Extraordinary Shareholders’ Meeting on November 29, 2005 (the “Extraordinary Meeting”), to be immediately followed on the same day by an Ordinary Shareholders’ Meeting (the “Ordinary Meeting”), in Como, Via Pessina n. 3, at the offices of the Notary public dott. Massimo Caspani, with the possibility of a second call at the same location on December 1, 2005, in order to solicit the approval of the Company’s shareholders for certain items related to the Company’s private placement of 1,551,125 of its American Depository Shares (“ADSs”) for USD $7.05 per ADS (the “Private Placement”), which it completed on October 14, 2005.  The Board of Directors reviewed all the terms of the Private Placement and determined that the transactions contemplated by the Private Placement were in the best interests of the Company and its shareholders.

As a part of the Private Placement, the Company agreed to seek shareholder approval to issue to the purchasers of the ADSs in the Private Placement (the “Purchasers”) warrants to purchase an aggregate of 620,450 ADSs at an exercise price of $9.69 per share (the “ADS Warrants”).  In addition, the Company agreed to seek approval to issue warrants for 93,068 ADSs to one of the placement agents for this financing with terms that are the same as for the ADS Warrants (the “Agent Warrants” and, together with the ADS Warrants, the “Warrants”).  Pursuant to the issuance of the Warrants, the Company also agreed to solicit shareholder approval for the authorization of new shares to be available for issuance upon the exercise of the Warrants.  The Company will solicit shareholder approval to increase the Company’s authorized shares through the issue of new ordinary shares, par value €1.00 Euro per share (“Ordinary Shares”), with the exclusion of the preemptive rights provided for by Italian law.

As an additional feature of the Private Placement, the Purchasers placed an aggregate amount of USD $2,187,085.56, such amount equal to USD $1.41 per ADS sold, into escrow account with The Bank of New York, a New York banking corporation (“The Bank of New York”), for which The Bank of New York serves as escrow agent.  If the ADS Warrants are not approved, The Bank of New York will return the amount in escrow to the Purchasers; however, if the ADS Warrants are approved, The Bank of New York will release the money in the escrow account to the Company.  If the Agent Warrants are not approved, the Company will pay an additional fee of USD $54,677 to the placement agent.

ITEMS FOR SHAREHOLDER APPROVAL, AND A BRIEF EXPLANATION FOR EACH ITEM

As you were a holder or beneficial owner of record of the Company’s ADSs as of the close of business on October 21, 2005, you will be able to vote on the items for which the Company is soliciting shareholder approval pursuant to the terms of that certain Depositary Agreement by and between the Company and The Bank of New York, dated as of June 15, 2005, pursuant to which The Bank of New York acts as Depositary for the Company’s Ordinary Shares represented by your ADSs.  The Bank of New York will vote the Ordinary Shares representing your ADSs according to the instructions you set forth on the Voting Card you received with this letter.  The details of the proposals that will be put before the shareholders for their approval are as follows:

Extraordinary Meeting

Item 1) of published agenda:

“Issuance of warrants, approval of the relevant regulations and resolution to increase the capital stock for the exercise of the warrants”

Proposed resolutions:

A) authorization of issuance of a maximum of 620,450 warrants, to be allocated, in divisible allotments and without consideration, to the purchasers of American Depository Shares representing the Company’s ordinary shares in the Company’s October 14, 2005 private placement transaction, for which the preemptive rights of options of current shareholders are excluded;

Explanation:  This resolution would authorize the ADS Warrants, and the exclusion of preemptive rights associated with the ADS Warrants.

B) authorization of issuance of a maximum of 93,068 warrants to be allocated, in divisible allotments, to one of the placement agents acting in the Company’s October 14, 2005 private placement transaction as fees for its services, for which the preemptive rights of options of current shareholders are excluded;

Explanation:  This resolution would authorize the Agent Warrants, and the exclusion of preemptive rights associated with the Agent Warrants.

C) approval of the warrants regulations, as submitted to the shareholders at the extraordinary session;

Explanation:  In order for the Company to issue the Warrants, the shareholders must first approve the warrant regulations for the Warrants.  Under Italian law, the shareholders are required to approve “regulations” for the Warrants, which lay forth the terms and conditions of the Warrants.  Prior to approval by the shareholders, the specific language of the warrant regulations will be approved by an Italian governmental official known as a notary, who will ensure the warrant regulations comply with Italian law.  This resolution would authorize the warrant regulations, as approved by the notary, which will be submitted to the shareholders at the Extraordinary Meeting.

D) authorization of issuance, in divisible allotments, of a maximum of 713,518 ordinary shares, par value €1.00 Euro per share, underlying the warrants; for which the preemptive rights of options of current shareholders are excluded.

Explanation:  This is the authorization for the Ordinary Shares to be issued upon the exercise of the Warrants, and the exclusion of preemptive rights associated with such Ordinary Shares.

E) approval of the subscription price per share for the exercise of the warrants as 125% of the average stock market price of the company’s ADSs over the immediately preceding 10 days on which the ADSs were traded on the American Stock Exchange, with a maximum discount of USD $0.25 per share, as determined on September 30, 2005, which amount is equal to USD $9.69.

Explanation:  Under Italian law, the shareholders need to separately approve the pricing of the Warrants.  This resolution would approve the pricing of the Warrants.

Item 2) of published agenda:

“Amendment of Article 19 of the by laws”

Proposed resolution:

A) approval of the increase of the maximum number of members of the board of directors from 7 to 9.

Explanation:  This resolution would amend the Bylaws of the Company to increase the maximum number of directors allowed on the Company’s Board of Directors to 9, from its current maximum of 7.

Ordinary Meeting

Item 1) of published agenda:

“Determination of the number of the Board’s members”

Proposed resolution:

A) fixing at 8 of the number of members of the Board of Directors;

Explanation:  This resolution would set the current number of directors for the Board of Directors at 8, from the current number of 7.

Item 2) of published agenda:

“Appointment of board member/s”

Proposed Resolution:

A) election of David Kroin as a new member of the Board of Directors.

Explanation:  This resolution would elect David Kroin, who is the Managing Director of Great Point Partners, LLC, an asset management firm focusing in the healthcare industry, with an emphasis on life sciences that serves as investment manager to Biomedical Value Fund, L.P., a Delaware limited partnership, and Biomedical Offshore Value Fund, Ltd., an exempted company incorporated under the provisions of the Companies Law of the Cayman Islands, the two Purchasers of the largest number of ADSs in the Private Placement.  David Kroin, Great Point Partners, LLC, and its associated investment funds, are known and respected as investors in biotechnology companies.  In addition to being its Managing Director, Mr. Kroin is also the co-Founder of Great Point Partners, LLC.  Prior to co-founding Great Point Partners, LLC, Mr. Kroin was a senior member of the healthcare group at J.H. Whitney & Co., a multi-billion dollar alternative-asset-management firm, and ultimately was appointed Partner of a J. H. Whitney & Co. affiliated fund.  While at J.H. Whitney & Co., he was a Board Member of US Bioservices Corp. (acquired by AmeriSource), Icon International Inc. (acquired by Omnicom Group Inc.) and several other companies.  At Great Point Partners, LLC, he has completed structured financings for companies such as Panacos Pharmaceuticals, Inc. (PANC), Genta Inc. (GNTA) and Keryx Biopharmaceuticals, Inc. (KERX).  Mr. Kroin previously worked as an analyst in the corporate finance and mergers and acquisitions group at Merrill Lynch & Co., Inc.  Mr. Kroin graduated from the University of Michigan with a B.S. in actuarial mathematics.  Mr. Kroin was nominated by FinSirton S.p.A., an Italian joint-stock corporation and the Company’s largest single shareholder.

FURTHER INFORMATION

The Company will also make further documents relating to the both the Extraordinary and the Ordinary Meetings available on its website for your examination.  The original and controlling documents are in Italian, though the Company will provide English-language translations of these documents for your convenience.  Please note that in the case of any accidental discrepancies between the English-language translations and the Italian-language original documents, the Italian-language documents will control.  Among the documents that the Company will make available on its website at http://www.gentium.it are the following items:

1.               The report of the Board of Directors as required under ex art. 2441, par. 6, of the civil code, as submitted to the Statutory Auditors and the External Auditors (the “Board Report”);

2.               The reports and opinions of the Statutory Auditors and the External Auditors based on the Board Report;

3.               The notice of and agenda for the Extraordinary Meeting and the Ordinary Meeting, as published in an Italian newspaper according to the requirements of Italian law; and

4.               The Regulations for the Warrants (initially, the Company will place the regulations as submitted to the notary on its website; after the notary gives final regulations, which the Company expects to be substantially similar to regulations submitted to the notary, the Company will place the final regulations on its website).

Any other items that the Company intends to make available to the shareholders who attend the Extraordinary Meeting and the Ordinary Meeting will also be posted on the Company’s website at such time as both: 1) such items are available; and 2) the Company determines to make such items available to the shareholders.

The Company’s Board of Directors recommends that you instruct The Bank of New York to vote your ADSs “FOR” each of the proposed resolutions in the

Extraordinary Meeting, and “FOR” each of the proposed resolutions in the Ordinary Meeting.

Sincerely,

/s/ Dr. Laura Iris Ferro

Dr. Laura Iris Ferro
President & Chief Executive Officer

The voting card and these informational materials are being mailed on or about October 31, 2005 in connection with the solicitation of shareholder votes on behalf of the Board of Directors of the Company. You are urged to vote your ADSs as soon as possible so that The Bank of New York can vote at the Extraordinary Meeting and the Ordinary Meeting in accordance with your instructions on the voting card. For specific instructions on voting, please refer to the instructions on the voting card.